13013221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 1200
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Pene (310) 893-3006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/13
KW 3/5

OATH OR AFFIRMATION

I, Steve Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.L. Reed & Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 14TH day of FEBRUARY, 2013 by STEPHAN PENE proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

MILKAH D. LOSCALZO
Commission # 1976798
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
S.L. Reed & Company:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of S.L. Reed & Company, (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2013

S.L. Reed & Company
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	55,206
Receivable from clearing organizations		88,294
Deposit with clearing organization		150,000
Prepaid expense		16,654
Total assets	$	310,154

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	48,791
Payable to affiliate		177
Loan Payable to related party		50,000
Total liabilities		98,968

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding		5,000
Additional paid-in capital		197,850
Retained earnings		8,336
Total stockholder's equity		211,186
Total liabilities and stockholder's equity	$	310,154

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commissions	$ 1,384,953
Fee based income	3,206
Interest income	893,541
Total revenues	2,281,700
Expenses	
Employee compensation and benefits	979,483
Commission expense	405,371
Execution and clearing charges	239,798
Expense allocation from affiliate	435,000
Interest Expense	30,745
Other operating expenses	25,399
Total expenses	2,115,796
Net income (loss) before income tax provision	165,904
Income tax provision	4,901
Net income (loss)	$ 161,003

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at December 31, 2011	$ 5,000	$ 197,850	$ (50,402)	$ 152,448
Distributions to stockholders			(102,265)	(102,265)
Net income (loss)	-	-	161,003	161,003
Balance at December 31, 2012	$ 5,000	$ 197,850	$ 8,336	$ 211,186

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:		
Net income (loss)		$ 161,003
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organizations	$ (4,671)	
Deposit with clearing organization	(50,000)	
Marketable securities, available-for-sale	107,597	
Prepaid expense	(4,465)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(60,783)	
Payable to affiliate	(36,907)	
Total adjustments		(49,229)
Net cash provided by (used in) operating activities		111,774
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Collection from note payable	(50,000)	
Capital distributions	(102,265)	
Net cash provided by (used in) financing activities		(152,265)
Net increase (decrease) in cash		(40,491)
Cash at beginning of year		95,697
Cash at end of year		$ 55,206
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 30,745	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Notes to Financial Statements
December 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent")., and is affiliated through common ownership with Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2012, the receivable from clearing organizations of $88,294 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with J.P. Morgan Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2012 was $150,000.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2012, the state income tax provision totaled $4,901.

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

Note 5: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by Windward and reimbursed by the company in accordance with an administrative services agreement. These expenses are reported as expense allocation from affiliate on the statement of income. For the year ended December 31, 2012, the Company paid $435,000 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then one year. The Company plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit sharing contributions are vested 20% per year of service after the first two years with the Company. For the year ended December 31, 2012, there was no contribution to the plan by the Company.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $189,532 which was $182,934 in excess of its required net capital of $6,598; and the Company's ratio of aggregate indebtedness ($98,968) to net capital was 0.52 to 1, which is less than the 15 to 1 maximum allowed.

S.L. Reed & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2012

Computation of net capital		
Common stock	$ 5,000	
Additional paid-in capital	197,850	
Retained earnings	8,336	
Total stockholder's equity		$ 211,186
Less: Non-allowable assets		
Prepaid expense	(16,654)	
Total non-allowable assets		(16,654)
Net capital before haircuts		194,532
Less: Haircuts on securities		
Haircut on Fidelity Bond	(5,000)	
Total haircuts on securities		(5,000)
Net Capital		189,532
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,598	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(6,598)
Excess net capital		$ 182,934
Ratio of aggregate indebtedness to net capital	0.52 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012.

See independent auditor's report

S.L. Reed & Company
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

S.L. Reed & Company
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

S.L. Reed & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
S.L. Reed & Company:

In planning and performing our audit of the [consolidated] financial statements of S.L. Reed & Company (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 20X1, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Regulatory Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2013

S.L. Reed & Company

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
S.L. Reed & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by S.L. Reed & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating S.L. Reed & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). S.L. Reed & Company's management is responsible for the S.L. Reed & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by S.L. Reed & Company supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

A

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2013

S.L. Reed & Company
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2012

	Amount
Total assessment	$ 2,855
SIPC-6 general assessment Payment made on July 18, 2012	(1,150)
SIPC-7 general assessment Payment made on January 29, 2013	(1,705)
Total assessment balance (overpayment carried forward)	$ -